UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511 and 333-216882) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 5, 2017, the Company completed the sale and issuance of 570,000 American Depositary Shares (“ADSs”), representing 570,000 ordinary shares of the Company (the “Option Shares”), DKK 1 nominal value per share, pursuant to the Underwriting Agreement (the “Underwriting Agreement”) dated September 26, 2017 by and among the Company and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named therein (collectively, the “Underwriters”). The ADSs were sold at a public offering price of $35.50 per ADS, and were purchased by the Underwriters from the Company at a price of $33.37 per ADS. The Company issued the Option Shares pursuant to the exercise in full (the “Option Exercise”) by the Underwriters of their right, for 30 days, to purchase up to 570,000 additional ADSs at the public offering price, less the underwriting commissions. After giving effect to the issuance of the Option Shares and the 3,800,000 ADSs on September 29, 2017, the Company received net proceeds from the offering of the ADS pursuant to the Underwriting Agreement of approximately $145.1 million, after deducting the Underwriters’ commissions and estimated offering expenses payable by the Company.

In connection with the Option Exercise, the Company amended its Articles of Association to provide for the issuance and sale of the Option Shares. A copy of the amended Articles of Association is attached as Exhibit 1.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: October 5, 2017	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, General Counsel